FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, see Instruction 1 above):

     [ ]  Merger
     [ ]  Liquidation
     [X]  Abandonment of Registration
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: PNC Advisors Fund

3.   Securities and Exchange Commission File No.: 811-10233

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ]  Initial Application   [X]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     1600 Market Street
     Philadelphia, Pennsylvania  19103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Leah Tompkins, Esq.
     PNC Bank, N.A.
     1600 Market Street
     Philadelphia, Pennsylvania  19103
     (215) 585-8615

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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     PNC Bank, N.A.
     1600 Market Street
     Philadelphia, Pennsylvania  19103
     (215) 585-6720

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

          [x]  Management company;
          [ ]  Unit investment trust; or
          [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [x]  Open-end         [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

     The  fund is organized as a Delaware business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     None.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

     None.  The Fund has never made a public offering of its securities.

13.  The fund is not a unit investment trust ("UIT").

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

          [ ]  Yes      [X] No

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15.  (a)  Did the fund obtain  approval  from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [ ] No

          If Yes, state the date on which the board vote took place: April 4, 2002. If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes       [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain: The Fund never commenced operations and there were no shareholders.


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes      [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [ ]  Yes      [ ] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [ ]  Yes      [ ]  No

     (d)  Not applicable.

     (e)  Not applicable.

17.       CLOSED-END FUNDS ONLY:

          Not Applicable.


18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [ ]  Yes      [ ] No

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     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?
     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes      [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

          [ ]  Yes      [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
     (b)  Why has the fund retained the remaining assets?
     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes      [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes      [ ] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:
     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:
          (i)   Legal expenses:                                    $___________
          (ii)  Accounting expenses:                               $___________
          (iii) Other expenses (filing fees and related expenses): $___________
          (iv)  Total expenses (sum of lines (i)-(iii) above):     $___________

     (b)  How were those expenses allocated?

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     (c)  Who paid those expenses?



     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ]  Yes      [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes      [x] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes      [x] No

     If Yes, describe the nature and extent of those activities:


VI.  MERGERS ONLY

     26.  Not Applicable.










                                  VERIFICATION

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     The undersigned  states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the PNC Advisors Fund, (ii) he is the President of the PNC Advisors Fund, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                    /s/ D. Duncan Orr
                                                    ----------------------
                                                    D. Duncan Orr, Trustee
                                                    PNC Advisors Fund


                                                    Dated: April 18, 2002
                                                           --------------


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